[Letterhead of Latham & Watkins LLP]

February 27, 2006

By EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Owen J. Pinkerton
Geoffrey Ossias
Linda Van Doorn
Matthew Maulbeck

Re:	Host Marriott Corporation (“Host” or the “Registrant”)
Amendment No. 2 to Registration Statement on Form S-4
Filed February 7, 2006
File No. 333-130249

Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”)
Starwood Hotels & Resorts (“Starwood Trust”)
Annual Report on Form 10-K
Filed March 4, 2005
File No. 333-73069

Dear Ms. Van Doorn and Messrs. Pinkerton, Ossias and Maulbeck:

On behalf of Host, Starwood and Starwood Trust, we are submitting this letter in response to the Staff’s comments concerning the S-4 and the other SEC report referenced above as set forth in its letters dated February 17, 2006, which addressed the S-4 (the “Host Comment Letter”) and February 24, 2006, which addressed Starwood’s and Starwood Trust’s Form 10-K for the year ended December 31, 2004 (the “Starwood Comment Letter” and, together with the Host Comment Letter, the “Comment Letters”), contemporaneously with the Registrant’s filing of Amendment No. 3 to the S-4. Enclosed please find five clean copies and five marked copies of Amendment No. 3 to the S-4 as filed.

The responses to the Host Comment Letter have been prepared based on information provided to us by Host, Starwood, Starwood Trust and Sidley Austin LLP, counsel to Starwood and Starwood Trust. The responses to the Starwood Comment Letter have been prepared by Starwood and its counsel and provided to us for inclusion in this response letter.

For the convenience of the Staff, we have repeated each of the Staff’s comments concerning the S-4 and Starwood’s and Starwood Trust’s Form 10-K in italics immediately above the responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the S-4.

The responses to the Staff’s comments set forth in the Comment Letters are as follows:

Host Comment Letter

General

1.

We note your response to prior comment 15. We continue to believe that in the absence of a definitive agreement, the commitment letters should be filed as exhibits to your registration statement. Your disclosure depicts the bridge loan as an available facility, subject only to the transaction closing by May 14, 2006.

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February 27, 2006

Accordingly, the commitment letters setting forth the material terms of the bridge loan should be filed, If you believe that there is a material risk that the terms of this financing may change prior to final documentation, please address this in your risk factors.

The Registrant has filed the commitment letters as Exhibit 10.1 to the amended S-4.

2.	Please revise your draft Sidley opinion, filed as exhibit 8-3 to this proxy/prospectus, to reflect counsel’s reliance only on certain factual representations. In its current form, the opinion refers, in several places, only to “representations” made by various parties.

Sidley Austin LLP has amended its Exhibit 8.3 opinion to reflect the Staff’s comment.

FF&E and Capital Expenditures, pages 114-115

3.	We note your response to prior comment 12. With respect to amounts contributed to the FF&E reserve fund, please clarify the following:

•	your revenue recognition policy related to revenue received from your hotels that is subsequently placed into escrow;

•	whether you are obligated to pay any amounts placed into escrow towards capital expenditures under management or loan agreements;

•	how changes in restricted cash are reported on the statement of cash flows and your basis for this accounting treatment.

In response to the Staff’s comment, the Registrant notes:

Accounting for Furniture, Fixtures and Equipment Reserves

As an owner of hotel properties, the Registrant consolidates the operating revenues and expenses of its hotels, including the payment of management fees to third-party managers. A portion of the Registrant’s operating profit (generally 5% of revenues) is designated under its third-party management contracts for future capital expenditures in the normal course of business, such as the renovation of guest rooms, meeting space and replacement of equipment.

The funds are held in two types of accounts:

•	an account held by a lender, or

•	an account held by the Registrant’s third-party managers.

In certain instances, the Registrant’s debt agreements require the lender to hold the FF&E funds as additional collateral under its loan. The Registrant’s debt agreements typically do not impose restrictions on its use of the funds held by a lender, other than in a default situation. The contributions to the furniture, fixtures and equipment (FF&E) reserve held by a lender are recorded on the balance sheet as “restricted cash.” Funds released by the lender are reflected as a financing activity (“change in restricted cash”) and funds used for capital expenditures are reflected in investing activities in the statement of cash flows.

In all other instances, the contributions to the FF&E reserve are recorded on the balance sheet as “furniture, fixtures and equipment replacement fund” and are held in an account which is titled to the Registrant by its third-party managers (as the Registrant’s agent). When funds are expended from the replacement fund with the managers, the amount is capitalized to property and equipment and recorded as cash used in investing activities in the statement of cash flows.

Securities and Exchange Commission

February 27, 2006

In either case, there is no effect on the statement of operations. Both the replacement fund and the lender-held funds classified as restricted cash represent the Registrant’s monies generated by the Registrant’s revenues to improve or maintain the Registrant’s hotels. The actual amount and timing of capital expenditures for any particular hotel are negotiated by the Registrant and the manager periodically, including through the annual capital expenditure budget process. The Registrant has approval rights over the annual capital budgets and expenditures for its properties, other than in emergency matters of life/safety. The Registrant believes that a commitment to make capital expenditures in any of these situations would not be considered a “liability” under GAAP until a good or service is received. In addition, if the Registrant sells a hotel, the FF&E fund is returned to the Registrant (other than when the buyer of the hotel acquires the FF&E fund as part of the acquisition price). If a third management agreement is terminated, the FF&E replacement fund is returned to the Registrant.

The Registrant notes that its presentation of capital expenditures in the statement of cash flows was slightly modified beginning with the filing of its first quarter 10-Q in 2005. Previously, the net change in the furniture, fixtures and equipment replacement fund was included in the “changes in other assets” line item in cash from operating activities. Currently, the changes in the FF&E replacement fund are included as a separate line item in cash from investing activities (The Registrant has attached as Exhibit A the cash flow statement from the Registrant’s third quarter Form 10-Q). The effect of this change increases cash from operating activities by approximately $4 million and $1 million in 2004 and 2003, respectively and decreases cash from operating activities by $7 million in 2002. These changes will be reflected in the statement of cash flows in the Registrant’s 2005 Annual Report on Form 10-K for all periods presented. There was no change in the presentation of the FF&E funds held by a lender.

Statement of Cash Flows — Classification of Changes in Restricted Cash

Restricted cash on the Registrant’s balance sheet includes reserves for debt service, real estate taxes, insurance, and furniture, fixtures and equipment, as well as cash collateral and excess cash flow deposits due to loan agreement restrictions and provisions. For purposes of the statement of cash flows, the Registrant believes that because these amounts are the direct result of restrictions under the Registrant’s loan agreements, it is appropriate to link the changes in restricted cash with the obligation to repay the debt consistent with SFAS 95 paragraph 84. Accordingly, the net change in restricted cash has been classified in financing activities. The Registrant has attached as Exhibit B a schedule detailing the change in restricted cash by component for the three quarters ended September 9, 2005.

Based on subsequent conversations with the Staff, the Registrant notes that the Staff will not object to the current presentation of the changes in restricted cash as a component of cash from financing activities in the Registrant’s statement of cash flows, as long as the Registrant will prospectively revise its accounting policy in its Form 10-K to provide the basis for classifying restricted cash as a financing activity in the statement of cash flows.

Starwood Comment Letter

1.

We note from public media reports and Starwood’s website that Starwood may have operations in Syria, which is identified by the U.S. State Department as a state sponsor of terrorism and is subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and the Commerce Department’s Bureau of Industry and Security. We note that Starwood’s Form 10-K does not contain any disclosure about operations in Syria. Please describe any such operations and discuss their materiality to Starwood in light of the fact that Syria is identified as a state sponsor of terrorism and subject to U.S.

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February 27, 2006

sanctions. Please also discuss whether the operations constitute a material investment risk to Starwood’s security holders. Starwood’s response should describe Starwood’s current, historical and anticipated operations in, and contacts with, Syria, including through subsidiaries, affiliates, joint ventures and other direct and indirect arrangements.

Response from Starwood

President Bush imposed limited sanctions against Syria in Executive Order 13338 (May 13, 2004) but elected not to impose a comprehensive trade embargo or a ban on U.S. investment in Syria. The President prohibited the exportation of U.S.-origin goods to Syria and the operation of government-owned Syrian air carriers in the United States except in limited circumstances. In addition, the President authorized the Secretary of the Treasury to block the property interests of persons meeting certain parameters set out in the Executive Order. To date, the property interests of only three individuals have been blocked pursuant to this authority (Rustum Ghazali, Ghazi Kanaan and Assef Shawkat). The importation of Syrian goods and services into the United States, the exportation of U.S.-origin services to Syria and travel to and from Syria are still permitted.

Starwood typically generates revenue in Syria through the fees it receives from the management of hotels located in Syria. This activity was not affected by Executive Order 13338 or the regulations administered by the Office of Foreign Assets Control, which relate solely to blocked property interests of designated persons. Starwood does not export U.S.-origin goods to Syria in relation to its activities in that country, and it has no dealings with any of the three blocked individuals.

2.	Starwood’s materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets and liabilities associated with Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. Starwood’s materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies with operations in Syria.

Response from Starwood

Starwood currently operates four hotels in Syria through two subsidiaries: the Sheraton Damascus Hotel and Towers, the Sheraton Ma’aret Sednaya Hotel, the Le Méridien Damascus Hotel, and the Le Méridien Lattakia Hotel. The two Sheraton hotels are managed through Starwood’s subsidiary Sheraton Overseas Management Corporation, a corporation organized under the laws of Delaware, and the two Le Méridien hotels are managed by Starwood’s subsidiary Meridien S.A., a company organized under the laws of France that Starwood acquired in November 2005. During fiscal years 2004 and 2005 Starwood generated approximately US$1,198,103 and US$1,215,613, respectively, of revenue from management and other fees from the two Sheraton hotels located in Syria. These amounts constitute significantly less than 1% of Starwood’s worldwide annual revenues, which were US$5.368 and US$5.977 billion for the fiscal years 2004 and 2005, respectively. With respect to the two Sheraton hotels, revenues in prior years from activities in Syria were approximately the same and are not expected to increase significantly in future years. The management of the two Le Méridien hotels began in November 2005 upon Starwood’s acquisition of the Le Meridien brand and management

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February 27, 2006

business and Starwood did not generate revenues from management and other fees from these hotels in 2004 or prior to the date of Starwood’s acquisition of the Le Meridien brand and management business in 2005.

From a qualitative and reputational perspective, Starwood’s activities in Syria relate to tourism and do not implicate the Government of Syria’s support for terrorist groups or its presence in Lebanon, which were President Bush’s cited reasons for imposing the sanctions. Starwood is not aware of any activities by its subsidiaries or business partners in Syria that would pose a material investment risk to persons considering investing in Starwood.

Starwood has considered the statutes in Arizona and Louisiana requiring investment managers for public pension funds to report or to divest portfolio holdings in companies doing business in U.S.-designated state sponsors of terrorism. In Starwood’s view, the operation of a few hotels in Syria, which generate revenue that constitutes significantly less than 1% of Starwood’s worldwide annual revenues, does not present a material investment risk for Starwood’s security holders. Moreover, there is no reason to believe that any divestiture by investment managers of state pension funds would have material adverse effects on Starwood’s shareholders.

Although Starwood does not believe that its activities in Syria pose a material investment risk to persons considering investing in Starwood, Starwood plans to include the following paragraph in its Form 10(k):

During fiscal 2005, Starwood subsidiaries generated $1,215,613 of revenue from management and other fees from hotels located in Syria, a country that the United States has identified as a state sponsor of terrorism. This amount constitutes significantly less than 1% of our worldwide annual revenues. The United States does not prohibit U.S. investment in, or the exportation of services to, Syria, and our activities in that country are in full compliance with U.S. and local law. However, the United States has imposed limited sanctions as a result of Syria’s support for terrorist groups and its interference with Lebanon’s sovereignty, including a prohibition on the exportation of U.S.-origin goods to Syria and the operation of government-owned Syrian air carriers in the United States except in limited circumstances. However, the United States may impose further sanctions against Syria at any time for foreign policy reasons. If so, our activities in Syria might be adversely affected, depending on the nature of any further sanctions that might be imposed. In addition, our activities in Syria may reduce demand for our stock among certain investors.

We appreciate the Staff’s time and attention to this matter. If you have any questions or comments or require further information, please do not hesitate to telephone the undersigned at (202) 637-2277.

Very truly yours,

/s/ Scott. C. Herlihy

Scott C. Herlihy

cc:	Elizabeth A. Abdoo, Esq.
Michael Gordon, Esq.

Exhibit A

HOST MARRIOTT CORPORATION

Condensed Consolidated Statements of Cash Flows

For Year-to-Date Ended September 9, 2005 and September 10, 2004

(unaudited, in millions)

	Year-to-date ended
	September 9, 2005	September 10, 2004
OPERATING ACTIVITIES
Net income (loss)	$92	$(61)
Adjustments to reconcile to cash provided by operations:
Discontinued operations:
Gain on dispositions	(12)	(20)
Depreciation	1	9
Depreciation and amortization	254	242
Amortization of deferred financing costs	10	11
Income taxes	18	(10)
Net gains on property transactions	(73)	(3)
(Gain) loss on foreign currency and derivative contracts	(1)	2
Equity in losses of affiliates	1	12
Minority interest expense	12	(2)
Change in due from managers	9	(2)
Changes in other assets	(13)	19
Changes in other liabilities	11	9

Cash provided by operations	309	206

INVESTING ACTIVITIES
Acquisitions	(5)	(474)
Deposits for hotel acquisitions	(12)	(3)
Proceeds from sale of assets, net of expenses	100	155
Proceeds from sale of interest in CBM Joint Venture LLC, net of expenses	90	—
Distributions from equity investments	2	2
Capital expenditures:
Renewals and replacements	(147)	(147)
Repositionings and other investments	(46)	(14)
Change in furniture, fixtures and equipment replacement fund	(3)	(6)
Other	(13)	—

Cash used in investing activities	(34)	(487)

FINANCING ACTIVITIES
Financing costs	(12)	(7)
Issuance of debt	650	829
Issuance of common stock	—	301
Issuance of Class E preferred stock	—	98
Redemption of preferred stock	(100)	(104)
Debt prepayments	(609)	(1,196)
Scheduled principal repayments	(43)	(43)
Dividends on common stock	(64)	—
Dividends on preferred stock	(24)	(29)
Distributions to minority interests	(7)	(5)
Change in restricted cash	(11)	(10)

Cash used in financing activities	(220)	(166)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	55	(447)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	347	764

CASH AND CASH EQUIVALENTS, END OF PERIOD	$402	$317

Exhibit B

HOST MARRIOTT CORPORATION

Schedule of the Changes in Restricted Cash by Component

Three Quarters Ended September 9, 2005

(in millions)

Component	Net Change
Debt service reserve	$0
CMBS cash sweep	33	(a)
Owner’s distribution	(24)	(b)
FF&E	(2)
Real estate taxes	6
Other (ground rent, insurance, etc.)	(2)

Net change in restricted cash per cash flow statement	$11

(a) Represents the sweep of operating cash flow due to a failure to meet certain debt covenants. In the fourth quarter of 2005, the restriction was removed as the required debt service covenants were met. The Registrant’s receipt of the cash will be included in financing activities in the statement of cash flows in the fourth quarter.

(b) Represents the Registrant’s owner distribution for certain hotels where the third-party managers are required under the Registrant’s loan agreements to send the owners’ distribution to the lender first. These amounts are then used to fund the lenders’ debt service, real estate tax and reserves. Once the required amount has been funded, the excess is forwarded to the Registrant.